UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

POSITIVEID CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

73740J100
(CUSIP Number)

July 27, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑           Rule 13d-1(b)
☑           Rule 13d-1(c)
❑           Rule 13d-1(d)

_____________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.           NAME OF REPORTING PERSON

Ironridge Global IV, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)           ❑
(b)           ❑
3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

4,000,000* (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

4,000,000

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.99%* (See Item 4)

12.	TYPE OF REPORTING PERSON

OO

* (See Item 4)

1.           NAME OF REPORTING PERSON

Ironridge Global III, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)           ❑
(b)           ❑
3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

4,000,000* (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

4,000,000

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.99%* (See Item 4)

12.	TYPE OF REPORTING PERSON

OO

* (See Item 4)

1.           NAME OF REPORTING PERSON

Ironridge Global Partners, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-4741201

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)           ❑
(b)           ❑
3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

HC

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

1.           NAME OF REPORTING PERSON

Brendan T. O’Neil

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ❑
(b)           ❑
3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

1.	NAME OF REPORTING PERSON

Richard H. Kreger

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ❑
(b)           ❑
3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

1.	NAME OF REPORTING PERSON

John C. Kirkland

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ❑
(b)           ❑
3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

ITEM 1   (a)           Name of Issuer:

PositiveID Corporation

(b)           Address of Issuer’s Principal Executive Offices:

1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Ironridge Global IV, Ltd. (“IV”) with respect to shares of common stock of the issuer beneficially owned by IV, by Ironridge Global III, LLC. (“III”) with respect to shares of preferred stock convertible into common stock owned by III, and by Ironridge Global Partners, LLC (“IGP”), and IGP’s managing members Brendan T. O’Neil, Richard H. Kreger and John C. Kirkland with respect to the shares beneficially owned by III and IV.

(b)           Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of IV is:

Harbour House, Waterfront Drive
P.O. Box 972, Road Town, Tortola
British Virgin Islands, VG1110

The address of the principal business office of III, IGP and Messrs. O’Neil, Kreger and Kirkland is:

425 California St. Suite 1010
San Francisco, California 94104

(c)	Citizenship:

IV is a British Virgin Islands business company.
III is a Delaware limited liability company.
IGP is a Delaware limited liability company.
Messrs. O’Neil, Kreger and Kirkland are United States citizens.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

(e)	CUSIP Number:

73740J100

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.
❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
❑	d.	Investment company registered under Section 8 of the Investment Company Act.
❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
❑	f.	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F)
❑	g.	A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G)
❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act
❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  See item 9 of cover pages.

(b)           Percent of class:  See item 11 of cover pages.

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:

(ii)           Shared power to vote or to direct the vote:

(iii)           Sole power to dispose or to direct the disposition of:

(iv)           Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

For purposes of calculating the percent of class, the reporting persons have assumed that there were a total of by Ironridge Global IV, Ltd. (“IV”) with respect to shares of common stock of the issuer beneficially owned by IV,  shares of common stock outstanding, immediately prior to the issuance of shares to III and IV, such that the 4,000,000 shares issued to IV would represent approximately 9.99% of the outstanding common stock after such issuance.  III is entitled to purchase additional shares under a Common Stock Purchase Agreement and IV is entitled to purchase shares of Series D Preferred Stock under a Preferred Stock Purchase Agreement with the issuer dated July 27, 2011.  The agreements contain contractual restrictions prohibiting III and IV from obtaining any shares of common that would  cause them to be deemed to beneficially own more than 9.99% of the issuers total outstanding shares at any one time.

III and IV are not registered broker-dealers or affiliates of registered broker-dealers.  Voting and dispositive power with respect to shares of common stock owned by IV is exercised by David Sims, Vice President.  Voting and dispositive power with respect to shares of common stock owned by III is exercised by Keith Coulston, Vice President.  However, for so long as III or IV or any of their affiliates hold any shares of common stock of the issuer, they are prohibited from, among other actions: (1) voting any shares of issuer common stock owned or controlled by them, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engaging or participating in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities of the issuer, alone or together with any other person, which would result in them collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the total outstanding common stock or other voting securities of the issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets, (d) changes in the present board of directors or management of the issuer, (e) material changes in the capitalization or dividend policy of the issuer, (f) any other material change in the issuer’s business or corporate structure, (g) actions which may impede the acquisition of control of the issuer by any person or entity, (h) causing a class of securities of the issuer to be delisted, (i) causing a class of equity securities of the issuer to become eligible for termination of registration; or (3) any actions similar to the foregoing.

Each of  IGP and Messrs. O’Neil, Kreger and Kirkland disclaims beneficial ownership or control of any of the securities covered by this statement.  IGP and Messrs. O’Neil, Kreger and Kirkland directly own no shares of the issuer.  However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, IGP or Messrs. O’Neil, Kreger and Kirkland may be deemed to beneficially own or control the shares owned by III and IV.  Messrs. O’Neil, Kreger and Kirkland are each managing directors of III and IV, and managing directors, members and one-third beneficial owners of IGP.  IGP is a member and beneficial owner of III, and a stockholder and beneficial owner of IV.

ITEM 5: Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:    ❑

ITEM 6: Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8: Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9: Notice of Dissolution of Group.

Not Applicable.

ITEM 10: Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           July 28, 2011                                                                IRONRIDGE GLOBAL IV, LTD.

By:  /s/ David Sims
Name:  David Sims
Its:  Vice President

Dated:           July 28, 2011                                                                IRONRIDGE GLOBAL III, LLC

By:  /s/ Richard H. Kreger
Name:  Richard H. Kreger
Its:  Managing Director

Dated:           July 28, 2011                                                                IRONRIDGE GLOBAL PARTNERS, LLC

By:  /s/ Keith Coulston
Name:  Keith Coulston
Its:  Vice President

Dated:           July 28, 2011                                                                /s/  Brendan T. O’Neil
Brendan T. O’Neil

Dated:           July 28, 2011                                                                /s/  Richard H. Kreger
Richard H. Kreger

Dated:           July 28, 2011                                                                /s/  John C. Kirkland
John C. Kirkland

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G.

EXHIBIT 2

Joint Filing Agreement among Ironridge Global IV, Ltd., Ironridge Global Partners, LLC, Brendan T. O’Neil, Richard H. Kreger and John C. Kirkland.